



Fox Pizza LLC
Small Business Bond™

Bond Terms:

Bond Yield: 10.75%

Target Raise Amount: $124,000

Offering End Date: September 9, 2025

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $10,000

Company Details:

Name: Fox Pizza LLC

Founded: June 2, 2024

Address: 158 Crescent Road
Corte Madera, CA 94925

Industry: Limited-Service Restaurants

Employees: 2

Website: https://www.foxpizzamarin.com/

Use of Funds Allocation:

If the maximum raise is met:

$116,560 (94.00%) – of the proceeds will go towards working capital- new location opening
$7,440 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 2,633 Followers





Business Metrics:

	FY24	YTD 7/31/2025
Total Assets	-$4,886	$65,246
Cash & Cash Equivalents	-$4,886	$41,314
Accounts Receivable	$0	$21,410
Short-term Debt	$5,217	$4,117
Long-term Debt	$0	$0
Revenue	$7,161	$118,574
Cost of Goods Sold	$5,974	$18,013
Taxes	$0	$0
Net Income	-$10,103	$63,350

Recognition:

Fox Pizza LLC (DBA Fox Pizza) began when Co-Founder Jeff Fox started obsessively perfecting his sourdough pizza recipe during the pandemic, experimenting with techniques, reading everything he could, and baking almost daily. Co-Founder Anna Fox, who had spent years working inside early-stage startups across operations and marketing, encouraged him to take the leap into something bigger. Together, they turned our shared love for food and hospitality into a pop-up business that quickly built a loyal following.

About:

Fox Pizza LLC (DBA Fox Pizza) will serve naturally leavened pizzas, seasonal salads, and curated California wines. Their menu is rooted in quality ingredients and built for both dine-in and takeout, with a casual service model that keeps things easy and inviting.

For more information, contact our Customer Support Team at support@thesmbx.com

